Exhibit 99.1

Unaudited Interim Report

for the 9 month period ended

30 September 2011

The following is a review of our financial condition and results of operations as of 30 September 2011 and for the nine-month periods ended 30 September 2011 and 2010, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the nine-month period ended 30 September 2011, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 13, 2011 (“2010 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2010 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2011 and for the nine-month periods ended 30 September 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2011 and for the nine-month periods ended 30 September 2011 and 2010. The reported numbers as of 30 September 2011 and for the nine-month periods ended 30 September 2011 and 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2011 and 2010 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2010, we employed approximately 114,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2010 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in commodity prices;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the Anheuser-Busch acquisition;

•	tax consequences of restructuring and our ability to optimize our tax rate after the Anheuser-Busch acquisition;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2010 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the nine-month Period Ended 30 September 2011 Compared to nine-month Period Ended 30 September 2010

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2011 and 2010.

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	299,897	299,141	0.3
Revenue	29,172	26,824	8.8
Cost of sales	(12,620)	(11,959)	(5.5)
Gross profit	16,552	14,865	11.3
Distribution expenses	(2,475)	(2,128)	(16.3)
Sales and marketing expenses	(3,927)	(3,530)	(11.2)
Administrative expenses	(1,490)	(1,475)	(1.0)
Other operating income/expenses	401	376	6.6
Exceptional items	(144)	(192)	25.0
Profit from operations	8,917	7,916	12.6

EBITDA, as defined(2)	11,010	9,847	11.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(thousand hectoliters)		(%)(1)

North America	96,894	99,930	(3.0)
Latin America North	85,210	85,136	0.1
Latin America South	23,816	23,322	2.1
Western Europe	23,302	24,058	(3.1)
Central & Eastern Europe	20,205	21,002	(3.8)
Asia Pacific	45,266	40,648	11.4
Global Export & Holding Companies	5,204	5,045	3.2

Total	299,897	299,141	0.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2011 increased 0.8 million hectoliters, or 0.3%, to 299.9 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2010.

The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States and the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela. The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and

Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009. These transactions impacted positively our volumes by 1.0 million hectoliters (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes remained flat in the nine-month period ended 30 September 2011 compared to our volumes for the nine-month period ended 30 September 2010, with a difficult comparison with the 2010 volumes which saw strong growth in certain zones driven by the FIFA World Cup. Our Focus Brands, which currently represent approximately 70% of our total beer volume, grew 1.3% in the nine-month period ended 30 September 2011 as compared to the same period in 2010 led by Stella Artois in the United States, Budweiser, Harbin and Sedrin in China, Antarctica in Brazil, Quilmes in Argentina, Bud in Russia and Hasseroder in Germany. On the same basis, in the nine-month period ended 30 September 2011, our non-beer volumes increased by 1.9% compared to the same period in 2010.

North America

In the nine-month period ended 30 September 2011, our volumes in North America declined by 3.0 million hectoliters or 3.0% compared to the nine-month period ended 30 September 2010. Excluding the acquisitions described above, our total volume would have decreased by 2.6%. Shipment volumes in the United States declined 2.7% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 2.2% for the nine-month period ended 30 September 2011 compared to 30 September 2010.

In the United States, industry volumes were impacted by weak consumer confidence, as well as poor weather and high gas prices during the second quarter of 2011. We estimate market share declined in the nine-month period ended September 2011 in comparison to the previous year. We estimate we continue to gain share with Bud Light, Michelob Ultra and our high end portfolio and Budweiser’s share decline continued to decelerate, but as anticipated, we experienced share loss in the sub-premium segment following our strategy to close the price gap between our sub-premium and premium brands in the last quarter of 2010.

In Canada, our beer volumes fell 2.1% during the nine-month period ended 30 September 2011, partly attributable to the benefit of the Winter Olympics in the first quarter of 2010, as well as industry weakness at the beginning of 2011.

Latin America North

In the nine-month period ended 30 September 2011, our volumes in the Latin America North remained flat compared to the same period in 2010. Excluding the transaction related to Venezuela described above, our total volumes would have increased by 0.7%, with beer volume increasing 0.2% and soft drink increasing 1.9% on the same basis. In Brazil, beer volume decreased 0.2% during the nine-month period ended 30 September 2011, compared to the same period in 2010. This decline reflects difficult comparables with the strong beer growth experienced during the nine-month period ended September 2010 compared to the same period in 2009, when beer and soft drink volumes in Brazil grew by 14.1% and 9.6% respectively helped by the FIFA World Cup, successful innovation launches and market share gains. Low growth in real disposable income is also impacting volumes in 2011. We estimate that our market share at the end of September 2011 was below the level of previous year following our price adjustments implemented in the last quarter of 2010 and the additional increase following the federal excise tax adjustment in April 2011. However, market share has been recovering in 2011 driven by continued investments in our brands and disciplined sales execution.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2011 increased by 0.5 million hectoliters, or 2.1%, with beer volumes increasing 3.4% and non-beer volumes remaining basically flat, compared to the same period in 2010. Beer volumes in Argentina grew 5.1% in the nine-month period ended 30 September 2011 compared to the same period in 2010 as a result of industry growth. Strong communication and market execution continued to drive results for the Quilmes brand, while the premium segment continued to grow, with Stella Artois strengthening its leadership in this segment.

Western Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2011 decreased by 0.8 million hectoliters, or 3.1%, compared to the nine-month period ended 30 September 2010, following the termination of legacy commercial products contracts in the United Kingdom in March 2011. Own beer volume for the nine-month period ended 30 September 2011 decreased 0.2%.

In Belgium, own beer volume grew 0.5% in the nine-month period ended 30 September 2011 on the back of positive industry dynamics during the first half of 2011, partially offset by an exceptionally cold and rainy summer period. In Germany, own beer volumes increased 4.4% in the nine-month period ended 30 September 2011 driven by the relisting of our products by a major retail customer, a strong performance of our Focus Brands and market share gains. In the United Kingdom, own beer volumes, excluding cider, declined 6.9% in the nine-month period ended 30 September 2011, impacted by poor summer weather and with a difficult comparison with the growth experienced in the first half of 2010, which was driven by the FIFA World Cup.

Central & Eastern Europe

Our volumes for the nine-month period ended 30 September 2011 decreased by 0.8 million hectoliters, or 3.8%, compared to the nine-month period ended 30 September 2010. In Russia, beer volumes fell 5.3% for the nine-month period ended 30 September 2011 with difficult volume comparisons due to an exceptionally hot summer in 2010 and a buying-in at the end of the third quarter of 2010 ahead of our excise tax-related price increase. We estimate we gained market share by volume and by value during the third quarter of 2011 driven by our Focus Brands Klinskoe and Bud.

In Ukraine, beer volumes decreased 1.5% for the nine-month period ended 30 September 2011 driven by a weak industry and tough volume comparables.

Asia Pacific

For the nine-month period ended 30 September 2011, our volumes grew 4.6 million hectoliters, or 11.4%, compared to the same period in 2010. Excluding the acquisitions described above, our total volume would have increased by 6.7%. Beer volumes in China grew 6.5% for the nine-month period ended 30 September 2011 compared to the same period in 2010. We estimate that in China, our Focus Brands, which represent almost 70% of our volume, grew by double digits with all three Focus Brands, Budweiser, Harbin and Sedrin, contributing.

Global Export & Holding Companies

For the nine-month period ended 30 September 2011, Global Export & Holding Companies volume increased 0.2 million hectoliters, or 3.2%, compared to the same period in 2010. Excluding the transfer of activities from North America, volumes for the nine-month period ended 30 September 2011 would have increased by 1.8%.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2011 as compared to our revenue for the nine-month period ended 30 September 2010.

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%) (1)

North America	11,792	11,738	0.5
Latin America North	8,194	6,859	19.5
Latin America South	1,815	1,460	24.3
Western Europe	3,021	2,975	1.5
Central & Eastern Europe	1,371	1,265	8.4
Asia Pacific	1,823	1,394	30.8
Global Export & Holding Companies	1,156	1,133	2.0

Total	29,172	26,824	8.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 29,172 million for the nine-month period ended 30 September 2011. This represented an increase of 8.8% as compared to our consolidated revenue for the nine-month period ended 30 September 2010 of USD 26,824 million. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States, the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela and the disposal of certain non-core assets in the United States (collectively the “2010 acquisitions and disposals”). The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals” and together with the 2010 acquisitions and disposals, the “2010 and 2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 113 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

•

Our consolidated revenue for the nine-month period ended 30 September 2011 also reflects a favorable currency translation impact of USD 1,262 million mainly arising from currency translation effects in Latin America North, North America (Canada), Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our revenue would have increased 4.2% for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010. On the same basis, revenue per hectoliter improved 4.5%. The increase was driven by the consistent execution of our brand-building strategies across all of our markets and the implementation of revenue management best practices. Our consolidated revenue for the nine-month period ended 30 September 2011 was partly impacted by the developments in volume discussed above.

The main business zones contributing to growth in our consolidated revenues were Latin America North, driven by price adjustments implemented in Brazil at the end of 2010 and higher direct distribution volumes, partially offset by the impact of the federal tax increase on beer and soft drinks which took effect in April 2011; Latin America South as a result of industry growth in Argentina; and Asia Pacific supported by improved brand mix, package mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)

North America	(5,180)	(5,341)	3.0
Latin America North	(2,761)	(2,287)	(20.7)
Latin America South	(721)	(583)	(23.7)
Western Europe	(1,278)	(1,390)	8.1
Central & Eastern Europe	(768)	(668)	(15.0)
Asia Pacific	(1,017)	(775)	(31.2)
Global Export & Holding Companies	(895)	(915)	2.2

Total	(12,620)	(11,959)	(5.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 12,620 million for the nine-month period ended 30 September 2011. This represented an increase of USD 661 million, or 5.5%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 116 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2011 also reflects a negative currency translation impact of USD 428 million mainly arising from currency translation effects in Latin America North, North America (Canada), Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effect of the review of useful lives performed in 2010 on depreciation expenses, our cost of sales would have increased by 2.2%. Our consolidated cost of sales for the nine-month period ended 30 September 2011 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 2.1% on a per hectoliter basis as compared to the nine-month period ended 30 September 2010, primarily driven by commodity and packaging costs in Latin America South, Asia Pacific, and Central and Eastern Europe. This increase was partially offset by favorable currency hedges and lower aluminum can costs in Latin America North, procurement savings and the implementation of best practice programs in North America, and the benefits of terminating legacy commercial product contracts in Western Europe.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2011 were USD 7,491 million, representing an increase of USD 734 million, or 10.9% compared to our operating expenses for the same period 2010.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)

North America	(606)	(594)	(2.0)
Latin America North	(978)	(784)	(24.7)
Latin America South	(156)	(119)	(31.1)
Western Europe	(315)	(299)	(5.4)
Central & Eastern Europe	(180)	(145)	(24.1)
Asia Pacific	(143)	(106)	(34.9)
Global Export & Holding Companies	(97)	(80)	(21.3)

Total	(2,475)	(2,128)	(16.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,475 million for the nine-month period ended 30 September 2011. This represented an increase of USD 347 million, or 16.3%, as compared to the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 5 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2011 also reflect a negative currency translation impact of USD 151 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 9.5%, resulting primarily from Latin America North, as a result of higher transportation costs in Brazil due to the temporary transfer of products between geographies in advance of new capacity coming on stream and a higher mix of direct distribution; Latin America South, due to labor cost increases above inflation; Central & Eastern Europe, led by higher transport tariffs and investments in direct distribution; and Asia Pacific, as a result of increased volumes and geographic expansion, as well as higher fuel costs.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)

North America	(1,255)	(1,205)	(4.2)
Latin America North	(979)	(864)	(13.3)
Latin America South	(204)	(166)	(22.9)
Western Europe	(590)	(539)	(9.5)
Central & Eastern Europe	(319)	(273)	(16.8)
Asia Pacific	(442)	(353)	(25.2)
Global Export & Holding Companies	(138)	(130)	(6.2)

Total	(3,927)	(3,530)	(11.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 3,927 million for the nine-month period ended 30 September 2011. This represented an increase of USD 397 million, or 11.2%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 9 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2011 also reflect a negative currency translation impact of USD 183 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our overall sales and marketing expenses for the nine-month period ended 30 September 2011 would have increased 3.9%, as greater brand investments across our business more than offset savings in non-working money, specifically in North America.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)

North America	(385)	(408)	5.6
Latin America North	(376)	(396)	5.1
Latin America South	(57)	(53)	(7.5)
Western Europe	(221)	(224)	1.3
Central & Eastern Europe	(72)	(76)	5.3
Asia Pacific	(158)	(104)	(51.9)
Global Export & Holding Companies	(221)	(214)	(3.3)

Total	(1,490)	(1,475)	(1.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

        Our consolidated administrative expenses were USD 1,490 million for the nine-month period ended 30 September 2011. This represented an increase of USD 15 million, or 1.0%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 3 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2011.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2011 also reflect a negative currency translation impact of USD 79 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have decreased by 4.1%, driven by fixed cost savings across our business and lower accruals for variable compensation.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)
North America	37	41	(9.8)
Latin America North	288	211	36.5
Latin America South	(6)	(5)	20.0
Western Europe	18	58	(69.0)
Central & Eastern Europe	—	2	—
Asia Pacific	32	30	6.7
Global Export & Holding Companies	32	39	(17.9)

Total	401	376	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2011 was USD 401 million. This represented an increase of USD 25 million, or 6.6%, compared to the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated other operating income and expenses by USD 6 million (net) for the nine-month period ended 30 September 2011 compared to the nine-month period ended 30 September 2010.

•	Our consolidated other operating income and expenses for the nine-month period ended 30 September 2011 also reflect a positive currency translation impact of USD 32 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income and expenses would have remained flat for the nine-month period ended 30 September 2011 as compared to the same period in 2010.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the nine-month period ended 30 September 2011, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the nine-month periods ended 30 September 2011 and 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010
	(USD million)
Restructuring (including impairment losses)	(223)	(218)
Business and asset disposal (including impairment losses)	83	26
Acquisitions costs business combinations	(4)	—

Total	(144)	(192)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 223 million for the nine-month period ended 30 September 2011 as compared to a net cost of USD 218 million for the nine-month period ended 30 September 2010. The 2011 charges are primarily related to the closure of the Manitowoc Malt Plant in the United States, as well as organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlapping or duplicative processes and activities across functions and zones and which are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 83 million for the nine-month period ended 30 September 2011 compared to a net benefit of USD 26 million for the same period in 2010. USD 45 million represents the net effect of the collection in July 2011 of the deferred consideration related to the disposal of the Central European operations in 2009, USD 27 million was realized on the sale of non-core assets in Brazil and USD 11 million relates to a reversal of exceptional impairment loss on current assets.

Acquisition costs business combinations

Acquisition costs of USD 4 million for the nine-month period ended 30 September 2011 relate to the acquisition of Daxue on 28 February 2011, the acquisition of Weixue on 31 May 2011 and the acquisition of Goose Island on 1 May 2011.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)
North America	4,307	4,053	6.3
Latin America North	3,414	2,736	24.8
Latin America South	667	527	26.6
Western Europe	523	521	0.4
Central & Eastern Europe	33	105	(68.6)
Asia Pacific	93	86	8.1
Global Export & Holding Companies	(119)	(113)	(5.3)

Total	8,917	7,916	12.6

Note: The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 8,917 million for the nine-month period ended 30 September 2011. This represented an increase of USD 1,001 million, or 12.6%, as compared to our profit from operations for the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2011 as compared to the nine-month period ended 30 September 2010:

	Nine-month period ended 30 September 2011	Nine-month period ended 30 September 2010	Change
	(USD million)		(%)(1)
Profit	5,419	4,205	28.9
Net finance cost	2,730	2,734	0.1
Income tax expense	1,230	1,372	10.3
Share of result of associates	(462)	(395)	17.0

Profit from operations	8,917	7,916	12.6

Depreciation, amortization and impairment	2,093	1,931	(8.4)

EBITDA, as defined(2)	11,010	9,847	11.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—EBITDA, as defined” of our 2010 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 11,010 million for the nine-month period ended 30 September 2011. This represented an increase of USD 1,163 million, or 11.8%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2010. The results for the nine-month period ended 30 September 2011 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2010 and 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 110 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2011, as compared to a negative impact of USD 127 million during the nine-month period ended 30 September 2010. See “—Exceptional Items” above for a description of the exceptional items during the nine-month periods ended 30 September 2011 and 2010.

Net Finance Cost

Our net finance cost for the nine-month period ended 30 September 2011 was USD 2,730 million, as compared to USD 2,734 million for the nine-month period ended 30 September 2010, or a decrease of USD 4 million.

Net finance cost for the nine-month period ended 30 September 2011 included exceptional finance costs of USD 490 million resulting from incremental accretion expenses of USD 12 million and USD 235 million mark-to-market adjustment as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities. Additionally, we incurred USD 195 million exceptional finance costs as a result of the early redemption of certain outstanding notes, mostly due to the fact that the redemption price of these notes differed from their amortized cost. We also incurred in incremental accretion expenses of USD 48 million related to the early redemption of certain Anheuser-Busch notes. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 to 2014. For the nine-month period ended 30 September 2010, exceptional finance costs were USD 721 million.

Excluding these exceptional finance costs, net finance costs increased by USD 227 million to USD 2,240 million for the nine-month period ended 30 September 2011 compared to the same period in 2010. Net interest expenses reached USD 1,837 million for the nine-month period ended 30 September 2011 compared to USD 2,049 million for the same period in 2010, mainly as a result of reduced net debt levels. Other financial results for the nine-month period ended 30 September 2011 amount to a net cost of USD 255 million primarily due to unrealized, non-cash currency translation impacts on intercompany balances following the Brazilian real depreciation, unfavorable mark-to-market adjustments on derivative contracts, as well as the payment of bank fees and taxes on financial transactions in the normal course of business. Other financial results for the nine-month period ended 30 September 2010 amounted to a net benefit of USD 149 million and included favorable foreign exchange variances arising from the Euro/US Dollars currency fluctuations and gains from derivative contract entered into to hedge risks associated with different share based payment programs.

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2011 was USD 462 million as compared to USD 395 million for the nine-month period ended 30 September 2010, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2011 amounted to USD 1,230 million, with an effective tax rate of 19.9% (as compared to 26.5% for the nine-month period ended 30 September 2010). The decrease in our effective tax rate for the nine-month period ended 30 September 2011 resulted from shifts of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the effective tax rate for the nine-month period ended 30 September 2010 was unfavorably impacted by the non-deductibility of certain exceptional financial charges associated with the refinancing and repayment of our senior facilities. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,414 million for the nine-month period ended 30 September 2011, an increase of USD 267 million from USD 1,147 million for the nine-month period ended 30 September 2010, as a result of the strong performance of AmBev as well as currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2011 was USD 4,005 million with basic earnings per share of USD 2.51, based on 1,594 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2011. Excluding the exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2011 would have been USD 4,490 million and basic earnings per share would have been USD 2.82.

Outlook

Our outlook for 2011 remains essentially unchanged from the one we provided in our results for the six-month period ended 30 June 2011, which we filed on Form 6-K with the SEC on 12 August 2011.

We expect that continuous investments behind our brands, coupled with ongoing revenue management initiatives and improved brand mix, should allow us to deliver revenue per hectoliter growth ahead of inflation, on a constant geographic basis.

We are expecting Cost of Sales per hectoliter to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through our hedging strategy, procurement savings and efficiency gains in our operations.

We have identified additional efficiencies in sales and marketing expenses and are expecting the increase in 2011 to be at the lower end of our previous guidance of mid to high single digits.

We are adjusting our expected 2011 distribution expenses per hectoliter to increase from mid single digits to high single digits. This is due to a small delay in the opening of our new brewery in the state of Pernambuco (Brazil), caused by heavy rains in the region.

We delivered USD 195 million in Anheuser-Busch integration synergies during the nine-month period ended 30 September 2011 and expect to deliver at least the USD 270 million of synergies in 2011 required to bring total synergies to our commitment of USD 2.25 billion.

For the full year 2011, we expect the average coupon on net debt to be at the lower end of the 6.0-6.5% range provided in our previous guidance.

We expect our 2011 net capital expenditure to remain at approximately USD 3.1 billion. We expect a similar level of net capital expenditure in 2012.

As of 30 September 2011, approximately one-third of our debt was denominated in currencies other than the US dollar, principally the euro and the Brazilian real. We remain fully committed to deleveraging and expect to reach a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of below 2.50x by the end of 2011 as we progress towards reaching our target of 2.00x during the course of 2012.

Recent Developments

On 25 October 2011, we announced the extension of our Official Beer sponsorship for the 2018 FIFA World Cup Russia™ and the 2022 FIFA World Cup Qatar™. This agreement, which builds further on the existing 25 year-old partnership with the FIFA World Cup™, will ensure that Budweiser will serve as the Official Beer of the FIFA World Cup™ for the ninth and tenth time, in 2018 and 2022 respectively. The sponsorship agreement means that we have global sponsorship rights for all editions of the FIFA World Cup™ and the FIFA Confederations Cup™ up to and including the 2022 edition of the tournament.